Exhibit 99.1

Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

News Release
	First Midwest Bancorp, Inc.	First Midwest Bancorp, Inc. One Pierce Place, Suite 1500 Itasca, Illinois 60143-9768 (630) 875-7450 www.firstmidwest.com

FOR IMMEDIATE RELEASE

CONTACT:	Paul F. Clemens (Investors) EVP and Chief Financial Officer (630) 875-7347 paul.clemens@firstmidwest.com	James M. Roolf (Media) SVP and Corporate Relations Officer (630) 875-7533 jim.roolf@firstmidwest.com

TRADED:	NASDAQ Global Select Market

SYMBOL:	FMBI

FIRST MIDWEST BANCORP, INC. ANNOUNCES
2014 THIRD QUARTER RESULTS

Increased Top-Line Revenue, Greater Efficiency
Strong Loan and Deposit Growth - Acquisition Activities on Track

ITASCA, IL, October 21, 2014 - First Midwest Bancorp, Inc. (the "Company" or "First Midwest") (NASDAQ NGS: FMBI), the holding company of First Midwest Bank (the "Bank"), today reported results of operations and financial condition for the third quarter of 2014. Net income for the third quarter of 2014 was $18.5 million, or $0.25 per share. This compares to $18.5 million, or $0.25 per share, for the second quarter of 2014, and $29.3 million, or $0.39 per share, for the third quarter of 2013. Results for 2013 included the benefit of $0.15 per share, attributed to the sale of an equity investment, net of certain other treasury related actions.

"It was a strategically dynamic quarter for us," said Michael L. Scudder, President and Chief Executive Officer of First Midwest Bancorp, Inc. "Operating performance was solid, reflecting strong top-line revenue growth and improved operating efficiency. Our performance benefited from both the successful completion of the Popular Community Bank branch acquisition and multi-year efforts to dispose of certain selected branch properties. These benefits in turn partially were offset by acquisition and integration related costs as well as the impact of a singular, anomalous corporate credit loss. At its core, the quarter reflected continued loan and fee growth, balanced business investment, and improved operating leverage."

Mr. Scudder continued, "Announced in July, our acquisition of Great Lakes Financial Resources, Inc. remains on track with regulatory approval from the Federal Reserve in hand and a planned closing before year end. Targeted acquisitions together with organic business investment have added to a talented group of colleagues providing greater product and operational depth, while enhancing an already strong core deposit foundation. These efforts leave us well positioned for future performance and growth."

SELECT HIGHLIGHTS

Solid Operating Performance

•	Increased earnings per share to $0.28, excluding acquisition and integration related expenses, up 9% from the second quarter of 2014.

•	Expanded total loans to nearly $7 billion at September 30, 2014, an increase of 10% from June 30, 2014 and 16% from September 30, 2013.

•	Increased top-line revenue to $107 million, up 8% and 7% from June 30, 2014 and September 30, 2013, respectively.

◦	Improved net interest margin to 3.72%, up 7 basis points from the second quarter of 2014 and 9 basis points from the third quarter of 2013.

◦	Realized fee-based revenues of $30 million, up 10% from the second quarter of 2014 and 7% from the third quarter of 2013.

•	Improved efficiency ratio to 62.02%, excluding acquisition and integration related expenses, compared to 63.60% for the second quarter of 2014.

•	Increased return on average tangible common equity to 11.73% for the third quarter of 2014, compared to 10.15% for the second quarter of 2014.

Credit and Capital

•	Improved the ratio of non-accrual loans to total loans to 1.08% at September 30, 2014, a level 14% lower than September 30, 2013.

•	Increased provision for credit losses by $5.4 million from the linked quarter to address a large corporate credit exposure.

•	Paid dividends per share of $0.08, consistent with the second quarter of 2014 and up from $0.04 for the third quarter of 2013.

Significant Quarter Events

•	Completed the acquisitions of the Chicago banking operations of Popular Community Bank and National Machine Tool Financial Corporation.

•	Received regulatory approval from the Federal Reserve for the Great Lakes Financial Resources, Inc. acquisition.

•	Realized pre-tax gains of $4 million from the disposition of two branch properties.

ACQUISITIONS

On July 7, 2014, the Company entered into a definitive agreement to acquire the south suburban Chicago-based Great Lakes Financial Resources, Inc. ("Great Lakes"), the holding company for Great Lakes Bank. As part of the acquisition, the Company will acquire eight locations, approximately $490 million in deposits, and $234 million in loans. The Company has received approval for this acquisition from the Federal Reserve, and the acquisition is expected to close before the end of 2014, subject to approval by the stockholders of Great Lakes and certain closing conditions.

On August 8, 2014, the Bank completed the acquisition of the Chicago banking operations of Banco Popular North America ("Popular"), doing business as Popular Community Bank, which is a subsidiary of Popular, Inc. The acquisition included Popular's twelve full-service retail banking offices and its small business and middle market commercial lending activities in the Chicago metropolitan area. On the date of acquisition, the Bank assumed $732 million in deposits and acquired $550 million in loans.

On September 26, 2014, the Bank completed the acquisition of National Machine Tool Financial Corporation ("National Machine Tool"). In business for more than 28 years and a customer of the Bank for more than 15 years, National Machine Tool provides equipment leasing and financing alternatives to traditional bank financing. The addition of equipment leasing to First Midwest's product offerings affords us the opportunity to leverage our sales platform to augment National Machine Tool's historical lease production of $40 million per year.

OPERATING PERFORMANCE

Net Interest Income and Margin Analysis
(Dollar amounts in thousands)

	Quarters Ended
	September 30, 2014			June 30, 2014			September 30, 2013
	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)
Assets:
Other interest-earning assets	$476,768	$313	0.26	$532,900	$369	0.28	$661,779	$469	0.28
Trading securities	18,363	30	0.65	17,913	28	0.63	15,543	29	0.75
Investment securities (1)	1,067,742	9,659	3.62	1,113,201	10,256	3.69	1,250,158	10,199	3.26
Federal Home Loan Bank and Federal Reserve Bank stock	35,588	341	3.83	35,517	348	3.92	35,162	333	3.79
Loans (1)(2)	6,302,883	69,458	4.37	5,902,953	63,901	4.34	5,559,932	64,326	4.59
Total interest-earning assets (1)	7,901,344	79,801	4.01	7,602,484	74,902	3.95	7,522,574	75,356	3.98
Cash and due from banks	126,279			117,108			127,847
Allowance for loan and covered loan losses	(77,596)			(79,071)			(93,940)
Other assets	818,066			776,148			847,304
Total assets	$8,768,093			$8,416,669			$8,403,785
Liabilities and Stockholders’ Equity:
Interest-bearing transaction deposits	$3,906,975	865	0.09	$3,721,134	720	0.08	$3,647,159	765	0.08
Time deposits	1,226,025	1,941	0.63	1,168,898	1,791	0.61	1,288,746	2,072	0.64
Borrowed funds	101,674	9	0.04	164,605	169	0.41	203,613	390	0.76
Senior and subordinated debt	191,013	3,016	6.26	190,981	3,016	6.33	214,860	3,436	6.34
Total interest-bearing liabilities	5,425,687	5,831	0.43	5,245,618	5,696	0.44	5,354,378	6,663	0.49
Demand deposits	2,208,450			2,069,781			1,975,797
Total funding sources	7,634,137			7,315,399			7,330,175
Other liabilities	83,075			66,681			90,154
Stockholders’ equity - common	1,050,881			1,034,589			983,456
Total liabilities and stockholders’ equity	$8,768,093			$8,416,669			$8,403,785
Net interest income/margin (1)		$73,970	3.72		$69,206	3.65		$68,693	3.63

(1) Interest income and yields on tax-exempt securities and loans are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%. This non-GAAP financial measure assists management in comparing revenue from both taxable and tax-exempt sources. The corresponding income tax impact related to tax-exempt items is recorded in income tax expense. These adjustments have no impact on net income.
(2) Includes loans acquired through Federal Deposit Insurance Corporation (“FDIC”)-assisted transactions subject to loss sharing agreements ("covered loans") and a related FDIC indemnification asset.

For the third quarter of 2014, total average interest-earning assets increased $298.9 million and $378.8 million from the second quarter of 2014 and the third quarter of 2013, respectively. The increase compared to both prior periods was driven by loans from the Popular acquisition as well as organic loan growth.

Compared to both prior periods, the increase in total average interest-bearing liabilities resulted primarily from the Popular acquisition. In addition, the decline in borrowed funds was due to the second quarter of 2014 prepayment of $114.6 million of FHLB advances with a weighted-average rate of 1.08%, which is net of the yield earned on the cash used for the prepayment.

Tax-equivalent net interest margin for the current quarter was 3.72%, increasing 7 basis points from the second quarter of 2014 and 9 basis points from the third quarter of 2013. The Popular acquisition contributed approximately half of the improvement compared to both prior periods, adding a greater proportion of higher yielding, fixed rate loans along with low cost deposits. In addition, certain loan hedging strategies and an increase in the yield on covered interest-earning assets drove the higher margin.

Compared to the second quarter of 2014, tax-equivalent net interest income increased by $4.8 million primarily due to the Popular acquisition, which contributed $3.5 million of the increase. In addition, continued organic loan growth and the full quarter impact of the prepayment of the FHLB advances in the second quarter of 2014 drove the increase.

Noninterest Income Analysis
(Dollar amounts in thousands)

	Quarters Ended			September 30, 2014 Percent Change From
	September 30, 2014	June 30, 2014	September 30, 2013	June 30, 2014	September 30, 2013
Service charges on deposit accounts	$9,902	$8,973	$9,472	10.4	4.5
Wealth management fees	6,721	6,552	6,018	2.6	11.7
Card-based fees	6,646	5,969	5,509	11.3	20.6
Merchant servicing fees	2,932	2,916	2,915	0.5	0.6
Mortgage banking income	1,125	959	1,273	17.3	(11.6)
Other service charges, commissions, and fees	2,334	1,639	2,617	42.4	(10.8)
Total fee-based revenues	29,660	27,008	27,804	9.8	6.7
Gains on sales of properties	3,954	—	—	100.0	100.0
Net securities gains	2,570	4,517	33,801	(43.1)	(92.4)
BOLI income	767	773	284	(0.8)	N/M
Other income	512	423	800	21.0	(36.0)
Net trading (losses) gains (1)	(356)	531	882	N/M	N/M
Loss on early extinguishment of debt	—	(2,059)	—	(100.0)	—
BOLI modification loss	—	—	(13,312)	—	(100.0)
Gain on termination of FHLB forward commitments	—	—	7,829	—	(100.0)
Total noninterest income	$37,107	$31,193	$58,088	19.0	(36.1)

N/M - Not meaningful.

(1) Net trading (losses) gains result from changes in the fair value of diversified investment securities held in a grantor trust under deferred compensation agreements and are substantially offset by nonqualified plan expense for each period presented.

Total fee-based revenues increased 9.8% compared to the linked-quarter, reflecting growth across all categories. Higher levels of service charges on deposit accounts were impacted by an increase in service charge volume from existing and new customers acquired in the Popular transaction. New customer relationships across all service offerings continued to drive the increase in wealth management fees. The increase in card-based fees reflects higher transaction volumes, as well as incentives from a renewed vendor contract. Fee income generated by sales of capital market products to commercial clients drove the increase in other service charges, commissions, and fees.

Compared to the third quarter of 2013, total fee-based revenues grew 6.7% due to growth in service charges on deposits accounts, wealth management fees, and card-based fees. Total noninterest income during the third quarter of 2013 was impacted by certain significant transactions, including a $34.0 million gain on the sale of an equity investment, a $7.8 million gain on the termination of two FHLB forward commitments, and a $13.3 million write-down of the cash surrender values of certain BOLI policies.

Total noninterest income of $37.1 million grew 19.0% from the second quarter of 2014. In the third quarter of 2014, we completed the disposition of two branch properties at pre-tax gains of $4.0 million as a part of multi-year efforts to optimize our retail distribution. In addition, we sold $9.3 million in longer-duration corporate bonds at a pre-tax gain of $2.0 million.

Noninterest Expense Analysis
(Dollar amounts in thousands)

	Quarters Ended			September 30, 2014 Percent Change From
	September 30, 2014	June 30, 2014	September 30, 2013	June 30, 2014	September 30, 2013
Salaries and employee benefits:
Salaries and wages	$28,972	$27,853	$27,254	4.0	6.3
Nonqualified plan expense (1)	(386)	550	1,003	N/M	N/M
Retirement and other employee benefits	7,347	6,158	6,013	19.3	22.2
Total salaries and employee benefits	35,933	34,561	34,270	4.0	4.9
Net occupancy and equipment expense	8,702	7,672	7,982	13.4	9.0
Professional services	7,098	6,517	5,517	8.9	28.7
Technology and related costs	4,316	3,104	2,984	39.0	44.6
Merchant card expense	2,396	2,383	2,339	0.5	2.4
Advertising and promotions	1,858	2,307	2,166	(19.5)	(14.2)
Net OREO expense	1,406	1,569	2,849	(10.4)	(50.6)
Cardholder expenses	1,120	1,081	1,031	3.6	8.6
Other expenses	7,484	5,823	5,564	28.5	34.5
Total noninterest expense	$70,313	$65,017	$64,702	8.1	8.7
Efficiency ratio (2)	62.02%	63.60%	62.70%

N/M - Not meaningful.

(1) Nonqualified plan expense results from changes in the Company’s obligation to participants under deferred compensation agreements and is substantially offset by earnings on the related assets included in noninterest income.
(2) The efficiency ratio expresses noninterest expense, excluding OREO expense, as a percentage of tax-equivalent net interest income plus total fee-based revenues, other income, trading (losses) gains, and tax-equivalent adjusted BOLI income. In addition, acquisition and integration related expenses of $3.7 million and $830,000 are excluded from the efficiency ratio for the third and second quarters of 2014, respectively.

The efficiency ratio, excluding acquisition and integration related expenses, improved to 62.02% from 63.60% compared to the linked quarter. Total noninterest expense for the third quarter of 2014 was higher compared to the second quarter of 2014 and the third quarter of 2013 primarily as a result of acquisition and integration related costs, totaling $3.7 million for the third quarter of 2014 and $830,000 for the second quarter of 2014. In addition, recurring costs associated with operating the newly acquired Popular locations contributed to the increase. During the third quarter of 2014, the Company also recorded a $430,000 valuation adjustment relative to the closing of a banking facility.

LOAN PORTFOLIO AND ASSET QUALITY

Loan Portfolio Composition
(Dollar amounts in thousands)

	As Of					September 30, 2014 Percent Change From
	September 30, 2014
	Legacy	Acquired (1)	Total	June 30, 2014	September 30, 2013	June 30, 2014	September 30, 2013
Corporate
Commercial and industrial	$2,131,464	$76,702	$2,208,166	$2,073,018	$1,792,561	6.5	23.2
Agricultural	347,391	120	347,511	330,626	318,659	5.1	9.1
Commercial real estate:
Office	404,870	32,352	437,222	444,956	449,067	(1.7)	(2.6)
Retail	383,209	70,969	454,178	377,427	384,787	20.3	18.0
Industrial	486,723	44,399	531,122	490,018	503,010	8.4	5.6
Multi-family	360,330	199,359	559,689	350,430	332,749	59.7	68.2
Construction	193,445	—	193,445	195,109	175,172	(0.9)	10.4
Other commercial real estate	790,383	81,442	871,825	798,324	790,114	9.2	10.3
Total commercial real estate	2,618,960	428,521	3,047,481	2,656,264	2,634,899	14.7	15.7
Total corporate loans	5,097,815	505,343	5,603,158	5,059,908	4,746,119	10.7	18.1
Consumer
Home equity	494,975	22,471	517,446	485,085	377,015	6.7	37.2
1-4 family mortgages	238,172	—	238,172	241,156	286,333	(1.2)	(16.8)
Installment	64,024	5,404	69,428	57,308	39,462	21.1	75.9
Total consumer loans	797,171	27,875	825,046	783,549	702,810	5.3	17.4
Covered loans	90,875	—	90,875	104,867	153,305	(13.3)	(40.7)
Total loans	$5,985,861	$533,218	$6,519,079	$5,948,324	$5,602,234	9.6	16.4

(1) Acquired loans consist of loans that were acquired in the Popular business combination that are recorded at fair value as of the acquisition date.

Compared to the linked quarter, the majority of the loan growth was related to the Popular acquisition, which added $533.2 million of loans at September 30, 2014, and solid performance from our legacy sales platform concentrated within our commercial and industrial and agricultural loan categories.
Total loans of $6.5 billion rose by $570.8 million, or 9.6%, from June 30, 2014 and $916.8 million, or 16.4%, from September 30, 2013. Total loans, excluding acquired loans, grew 2.5% on an annualized basis from June 30, 2014 and 6.9% from September 30, 2013.
In addition to the Popular loans, the year-over-year increase in total loans resulted from well-balanced growth distributed across the majority of categories. Strong growth in the commercial and industrial and agricultural loan categories reflects the impact of greater resource investments and expansion into certain sector-based lending areas, such as agri-business, asset-based lending, and healthcare.

Asset Quality
(Dollar amounts in thousands)

	As Of			September 30, 2014 Percent Change From
	September 30, 2014	June 30, 2014	September 30, 2013	June 30, 2014	September 30, 2013
Asset quality (1)
Non-accrual loans	$63,858	$66,728	$68,170	(4.3)	(6.3)
90 days or more past due loans	5,983	3,533	5,642	69.3	6.0
Total non-performing loans	69,841	70,261	73,812	(0.6)	(5.4)
Accruing troubled debt restructurings (“TDRs”)	5,449	5,697	24,329	(4.4)	(77.6)
OREO	29,165	30,331	35,616	(3.8)	(18.1)
Total non-performing assets	$104,455	$106,289	$133,757	(1.7)	(21.9)
30-89 days past due loans	$13,459	$24,167	$15,111	(44.3)	(10.9)
Non-accrual loans to total loans	1.08%	1.14%	1.25%
Non-performing loans to total loans	1.18%	1.20%	1.35%
Non-performing assets to loans plus OREO	1.76%	1.81%	2.44%
Allowance for Credit Losses
Allowance for loan and covered loan losses	$73,106	$78,326	$90,828	(6.7)	(19.5)
Reserve for unfunded commitments	1,616	1,616	2,386	—	(32.3)
Total allowance for credit losses	$74,722	$79,942	$93,214	(6.5)	(19.8)
Allowance for credit losses to loans, excluding acquired loans	1.25%	1.34%	1.66%
Allowance for credit losses to non-accrual loans (1)	103.47%	105.80%	117.59%

(1) Due to the impact of business combination accounting, which requires acquired loans to be recorded at fair value as of the acquisition date, and protection provided for under loss share agreements with the FDIC ("the FDIC Agreements"), acquired loans and covered loans and covered OREO are excluded from these metrics.

Non-performing assets, excluding acquired and covered loans and covered OREO, decreased by $1.8 million from June 30, 2014 and $29.3 million, or 21.9%, from September 30, 2013. Lower levels of accruing TDRs and OREO contributed to the decline from September 30, 2013.

Charge-Off Data
(Dollar amounts in thousands)

	Quarters Ended
	September 30, 2014	% of Total	June 30, 2014	% of Total	September 30, 2013	% of Total
Net loan charge-offs (1):
Commercial and industrial	$9,047	56.7	$1,840	24.1	$2,057	25.5
Agricultural	—	—	—	—	141	1.8
Office, retail, and industrial	2,459	15.4	3,221	42.1	956	11.9
Multi-family	26	0.2	265	3.5	112	1.4
Construction	157	1.0	232	3.0	410	5.1
Other commercial real estate	1,255	7.9	472	6.2	639	7.9
Consumer	2,998	18.8	1,615	21.1	2,108	26.2
Covered	5	—	2	—	1,629	20.2
Total net loan charge-offs	$15,947	100.0	$7,647	100.0	$8,052	100.0
Net loan charge-offs to average loans, excluding acquired loans, annualized:
Quarter-to-date	1.06%		0.52%		0.58%
Year-to-date	0.68%		0.49%		0.61%

(1) Amounts represent charge-offs, net of recoveries.

The linked quarter increase in charge-offs primarily relates to the recognition of a $7.5 million loss attributable to a longstanding commercial borrowing relationship. This loss emanated from reported accounting irregularities and the resulting impact on the borrower's adherence to customary debt covenants. The Company is aggressively pursuing all appropriate collection and other remedies. Exclusive of this aberrant circumstance, net charge-off levels approximated the linked and prior year quarters.

CAPITAL MANAGEMENT

Capital Ratios
(Dollar amounts in thousands)

	September 30, 2014	June 30, 2014	December 31, 2013	September 30, 2013	Regulatory Minimum For “Well- Capitalized”	Excess Over Required Minimums at September 30, 2014
Bank regulatory capital ratios:
Total capital to risk-weighted assets	11.70%	13.37%	13.86%	13.90%	10.00%	17%	$125,043
Tier 1 capital to risk-weighted assets	10.69%	12.20%	12.61%	12.65%	6.00%	78%	$344,057
Tier 1 leverage to average assets	9.42%	10.37%	10.24%	10.02%	5.00%	88%	$368,276
Company regulatory capital ratios:
Total capital to risk-weighted assets	10.94%	12.20%	12.39%	12.60%	N/A	N/A	N/A
Tier 1 capital to risk-weighted assets	9.86%	10.97%	10.91%	11.12%	N/A	N/A	N/A
Tier 1 leverage to average assets	8.93%	9.61%	9.18%	9.21%	N/A	N/A	N/A
Company tier 1 common capital to risk-weighted assets (1)(2)	9.38%	10.45%	10.37%	10.23%	N/A	N/A	N/A
Company tangible common equity ratios (1)(3):
Tangible common equity to tangible assets	8.29%	9.52%	9.09%	8.61%	N/A	N/A	N/A
Tangible common equity, excluding other comprehensive loss, to tangible assets	8.50%	9.71%	9.43%	8.93%	N/A	N/A	N/A
Tangible common equity to risk-weighted assets	9.52%	10.74%	10.67%	10.60%	N/A	N/A	N/A

N/A - Not applicable.

(1) Ratio is not subject to formal Federal Reserve regulatory guidance.
(2) Excludes the impact of trust-preferred securities.
(3) Tangible common equity (“TCE”) represents common stockholders’ equity less goodwill and identifiable intangible assets. In management’s view, Tier 1 common capital and TCE measures are meaningful to the Company, as well as analysts and investors, in assessing the Company’s use of equity and in facilitating comparisons with competitors.

Overall, the Company's capital ratios decreased compared to the prior periods presented. The Popular acquisition drove this decrease due to the addition of risk-weighted assets and average assets, including goodwill and intangible assets, in the third quarter of 2014. The Bank's regulatory ratios exceeded all regulatory mandated ratios for characterization as "well-capitalized" as of September 30, 2014.

The Board of Directors approved a quarterly cash dividend of $0.08 per common share during the third quarter of 2014, which follows a dividend increase from $0.07 to $0.08 per common share during the second quarter of 2014.

About the Company

First Midwest, with assets of approximately $9.0 billion, is the premier relationship-based financial institution in the dynamic Chicagoland banking market. As one of Illinois' largest independent bank holding companies, First Midwest, through its subsidiary bank and other affiliates, provides a full range of business and retail banking and wealth management services through approximately 100 banking offices located in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa. First Midwest has been recognized by J.D. Power as having the “Highest Customer Satisfaction with Retail Banking in the Midwest Region*” according to the 2014 Retail Banking Satisfaction StudySM. The Company website is www.firstmidwest.com.

* First Midwest Bank received the highest numerical score among retail banks in the Midwest region in the proprietary J.D. Power 2014 Retail Banking Satisfaction StudySM.. Study based on 80,445 total responses measuring 21 providers in the Midwest region (IA, IL, KS, MO, MN, WI) and measures opinions of consumers with their primary banking provider. Proprietary study results are based on experiences and perceptions of consumers surveyed January 2014. Individual experiences may vary. Visit JDPower.com.

Non-GAAP Financial Information

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes are useful because they assist investors in assessing the Company's operating performance. This includes, but is not limited to, earnings per share, excluding acquisition and integration related expenses, top-line revenue, tax-equivalent net interest income (including its individual components), the efficiency ratio, tier 1 common capital to risk-weighted assets, tangible common equity to tangible assets, tangible common equity, excluding other comprehensive loss, to tangible assets, tangible common equity to risk-weighted assets, and non-performing assets to tangible common equity and allowance for credit losses. Although intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP.

Forward-Looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of the Company and Great Lakes. Forward-looking statements can be identified by the use of the words "anticipate," "expect," "intend," "estimate," "target," and words of similar import. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results or events and the Company’s financial condition may differ, possibly materially, from the anticipated results, events and financial condition indicated in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, expected synergies, cost savings and other financial benefits of the proposed transaction between the Company and Great Lakes might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction between the Company and Great Lakes might not be obtained; credit and interest rate risks associated with the Company's and Great Lakes' respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which the Company and Great Lakes operate or anticipate doing business, are less favorable than expected; customer and employee reactions to the proposed transaction between the Company and Great Lakes; new regulatory or legal requirements or obligations; and other risks and important factors that could affect the Company's future results identified in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and the risks and other factors identified in other reports filed with the Securities and Exchange Commission ("SEC"). Forward-looking statements represent management’s best judgment as of the date hereof based on currently available information. The Company undertakes no duty to update any forward-looking statements contained in this press release after the date hereof.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

The Company filed a registration statement on Form S-4 with the SEC in connection with the proposed merger of the Company and Great Lakes that includes a preliminary proxy statement of Great Lakes and a preliminary prospectus of the Company, as well as other relevant documents concerning the proposed transaction. Stockholders are advised to read the registration statement and proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the Company, Great Lakes and the proposed transaction. These documents and other documents relating to the merger filed by the Company can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing the Company’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from the Company upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800.

Participants in the Great Lakes Transaction

The Company, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with the proposed transaction between the Company and Great Lakes under the rules of the SEC. Certain information regarding the interests of these participants, and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. Free copies of this document may be obtained as described in the preceding paragraph. Additional information about the Company and its directors and officers may be found in the definitive proxy statement of the Company relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014. This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.

Conference Call

A conference call to discuss the Company’s results, outlook, and related matters will be held on Wednesday, October 22, 2014 at 10:00 A.M. (ET). Members of the public who would like to listen to the conference call should dial (877) 507-0639 (U.S. domestic) or (412) 317-6003 (International) and ask for the First Midwest Bancorp, Inc. Earnings Conference Call. The number should be dialed 10 to 15 minutes prior to the start of the conference call. There is no charge to access the call. The conference call will also be accessible as an audio webcast through the Investor Relations section of the Company’s website, www.firstmidwest.com/investorrelations. For those unable to listen to the live broadcast, a replay will be available on the Company’s website or by dialing (877) 344-7529 (U.S. domestic) or (412) 317-0088 (International) conference I.D. 10053777 beginning one hour after completion of the live call until 9:00 A.M. (ET) on October 29, 2014. Please direct any questions regarding obtaining access to the conference call to First Midwest Bancorp, Inc. Investor Relations, via e-mail, at investor.relations@firstmidwest.com.

Accompanying Financial Statements and Tables

Accompanying this press release is the following unaudited financial information:
·Condensed Consolidated Statements of Financial Condition ·Condensed Consolidated Statements of Income

Press Release and Additional Information Available on Website

This press release, the accompanying financial statements and tables, and certain additional unaudited Selected Financial Information are available through the “Investor Relations” section of First Midwest’s website at www.firstmidwest.com/investorrelations.

Condensed Consolidated Statements of Financial Condition
Unaudited
(Amounts in thousands)

	September 30, 2014	June 30, 2014	December 31, 2013	September 30, 2013
Assets
Cash and due from banks	$125,977	$155,099	$110,417	$155,075
Interest-bearing deposits in other banks	550,606	322,874	476,824	744,163
Trading securities, at fair value	17,928	18,231	17,317	16,443
Securities available-for-sale, at fair value	997,420	1,050,475	1,112,725	1,162,911
Securities held-to-maturity, at amortized cost	26,776	26,471	44,322	29,847
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	35,588	35,588	35,161	35,161
Loans, excluding covered loans	6,428,204	5,843,457	5,580,005	5,448,929
Covered loans	90,875	104,867	134,355	153,305
Allowance for loan and covered loan losses	(73,106)	(78,326)	(85,505)	(90,828)
Net loans	6,445,973	5,869,998	5,628,855	5,511,406
OREO, excluding covered OREO	29,165	30,331	32,473	35,616
Covered OREO	9,277	9,825	8,863	10,477
FDIC indemnification asset	8,699	10,276	16,585	18,078
Premises, furniture, and equipment	123,473	118,305	120,204	118,664
Investment in BOLI	195,270	194,502	193,167	193,979
Goodwill and other intangible assets	322,664	274,962	276,366	277,187
Accrued interest receivable and other assets	207,535	188,310	180,128	208,906
Total assets	$9,096,351	$8,305,247	$8,253,407	$8,517,913
Liabilities and Stockholders’ Equity
Noninterest-bearing deposits	$2,295,679	$2,025,666	$1,911,602	$2,020,956
Interest-bearing deposits	5,320,454	4,869,584	4,854,499	4,982,252
Total deposits	7,616,133	6,895,250	6,766,101	7,003,208
Borrowed funds	132,877	104,201	224,342	212,058
Senior and subordinated debt	191,028	190,996	190,932	214,876
Accrued interest payable and other liabilities	106,637	75,362	70,590	101,046
Total liabilities	8,046,675	7,265,809	7,251,965	7,531,188
Common stock	858	858	858	858
Additional paid-in capital	408,789	407,895	414,293	412,677
Retained earnings	891,129	878,607	853,740	839,835
Accumulated other comprehensive loss, net of tax	(18,852)	(15,271)	(26,792)	(26,057)
Treasury stock, at cost	(232,248)	(232,651)	(240,657)	(240,588)
Total stockholders’ equity	1,049,676	1,039,438	1,001,442	986,725
Total liabilities and stockholders’ equity	$9,096,351	$8,305,247	$8,253,407	$8,517,913

Condensed Consolidated Statements of Income
Unaudited
(Amounts in thousands, except per share data)

	Quarters Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Interest Income
Loans, excluding covered loans	$66,117	$60,634	$60,614
Covered loans	2,596	2,605	3,142
Investment securities	7,465	8,019	7,742
Other short-term investments	684	745	831
Total interest income	76,862	72,003	72,329
Interest Expense
Deposits	2,806	2,511	2,837
Borrowed funds	9	169	390
Senior and subordinated debt	3,016	3,016	3,436
Total interest expense	5,831	5,696	6,663
Net interest income	71,031	66,307	65,666
Provision for loan and covered loan losses	10,727	5,341	4,770
Net interest income after provision for loan and covered loan losses	60,304	60,966	60,896
Noninterest Income
Service charges on deposit accounts	9,902	8,973	9,472
Wealth management fees	6,721	6,552	6,018
Card-based fees	6,646	5,969	5,509
Mortgage banking income	1,125	959	1,273
Other service charges, commissions, and fees	5,266	4,555	5,532
Gains on sales of properties	3,954	—	—
Net securities gains	2,570	4,517	33,801
BOLI income (loss)	767	773	(13,028)
Other income	156	954	1,682
Loss on early extinguishment of debt	—	(2,059)	—
Gain on termination of FHLB forward commitments	—	—	7,829
Total noninterest income	37,107	31,193	58,088
Noninterest Expense
Salaries and employee benefits	35,933	34,561	34,270
Net occupancy and equipment expense	8,702	7,672	7,982
Professional services	7,098	6,517	5,517
Technology and related costs	4,316	3,104	2,984
Net OREO expense	1,406	1,569	2,849
Other expenses	12,858	11,594	11,100
Total noninterest expense	70,313	65,017	64,702
Income before income tax expense	27,098	27,142	54,282
Income tax expense	8,549	8,642	24,959
Net income	$18,549	$18,500	$29,323
Diluted earnings per common share	$0.25	$0.25	$0.39
Dividends declared per common share	$0.08	$0.08	$0.04
Weighted average diluted common shares outstanding	74,352	74,333	74,034